GRUPO
HERDEZ.

05007733

82-3818

May 05th, 2005.

RECEIVED
MAY 0 9 2005
PROCESSING SECTION

SECURITIES AND EXCHANGE COMMISSION.
DIVISION OF CORPORATION FINANCE.
OFFICE OF INTERNATIONAL CORPORATE FINANCE
STOP 3-2
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549

SUPPL

Dear Sirs.:

Attached you will find a copy of Consolidated Financial Statement corresponding to the 4th Quarter 2004, as of December 31, 2004 and 2003. This information was sent to the Mexican Stock Exchange too.

Please send a copy of this letter back sign or seal Mexico, city. **FAX NUMBER 52 01 57 97**

If you have any questions, please let me know.

Regards.

ERNESTO RAMOS ORTIZ.

PROCESSED
MAY 1 3 2005
THOMSON
FINANCIAL

Corporativo Cinco S.A. de C.V. Monte Pelvoux Nº 215 Col. Lomas de Chapultepec,
Delegación Miguel Hidalgo C.P. 11000, México D.F. Tel.: 52 01 56 55

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2004 AND 2003
(Thousands of Pesos)

REF S	CONCEPTS	2004		2003	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**4,405,287**	**100**	**4,772,889**	**100**
2	**CURRENT ASSETS**	**2,201,397**	**50**	**2,412,913**	**51**
3	CASH AND SHORT TERM INVESTMENTS	51,799	1	70,403	1
4	ACCOUNTS RECEIVABLE (NET)	737,857	17	917,840	19
5	OTHER RECEIVABLES (NET)	241,830	5	264,666	6
6	INVENTORIES	1,102,811	25	1,002,472	21
7	OTHER CURRENT ASSETS	67,100	2	157,532	3
8	**LONG-TERM**	**165,591**	**4**	**164,710**	**3**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	-	-	-	-
10	INVESTMENT IN COMMON STOCK OF ASSOCIATED COMPANIES	165,591	4	164,710	3
11	OTHER INVESTMENTS	-	-	-	-
12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**1,765,982**	**40**	**1,919,263**	**40**
13	PROPERTY	881,635	20	913,409	19
14	MACHINERY AND INDUSTRIAL EQUIPMENT	1,652,212	38	1,768,743	37
15	OTHER EQUIPMENT	203,805	5	183,238	4
16	ACCUMULATED DEPRECIATION	1,041,643	24	1,124,799	24
17	CONSTRUCTION IN PROGRESS	69,973	2	178,672	4
18	**DEFERRED ASSETS (NET)**	**272,317**	**6**	**276,003**	**6**
19	**OTHER ASSETS**	-	-	-	-
20	**TOTAL LIABILITIES**	**2,268,120**	**100**	**2,607,279**	**100**
21	**CURRENT LIABILITIES**	**963,326**	**42**	**956,198**	**37**
22	TRADE ACCOUNTS PAYABLE	495,362	22	359,832	14
23	BANK LOANS	372,382	16	492,321	19
24	STOCK MARKET LOANS	-	-	-	-
25	TAXES PAYABLE	13,007	1	12,872	0
26	OTHER CURRENT LIABILITIES	82,575	4	91,173	3
27	**LONG-TERM LIABILITIES**	**997,735**	**44**	**1,278,773**	**49**
28	BANK LOANS	997,735	44	1,278,773	49
29	STOCK MARKET LOANS	-	-	-	-
30	OTHER LOANS	-	-	-	-
31	**DEFERRED LOANS**	**280,431**	**12**	**351,088**	**13**
32	**OTHER LIABILITIES**	**26,628**	**1**	**21,220**	**1**
33	**CONSOLIDATED STOCKHOLDERS' EQUITY**	**2,137,167**	**100**	**2,165,610**	**100**
34	**MINORITY INTEREST**	**586,868**	**27**	**519,604**	**24**
35	**MAJORITY INTEREST**	**1,550,299**	**73**	**1,646,006**	**76**
36	**CONTRIBUTED CAPITAL**	**1,051,833**	**49**	**1,049,683**	**48**
37	COMMON STOCK (NOMINAL)	422,715	20	421,392	19
38	RESTATEMENT OF COMMON STOCK	431,031	20	430,204	20
39	ADDITIONAL PAID-IN CAPITAL	198,087	9	198,087	9
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	-	-	-	-
41	**CAPITAL INCREASE (DECREASE)**	**498,466**	**23**	**596,323**	**28**
42	RETAINED EARNINGS AND CAPITAL RESERVE	2,514,757	118	2,454,891	113
43	REPURCHASE FUND OF SHARES	179,722	8	175,772	8
44	DEFICIT FROM RESTATEMENT	(2,183,118)	(102)	(2,094,207)	(97)
45	NET INCOME FOR THE YEAR	(12,895)	(1)	59,867	3

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED BALANCE SHEET
BREAKDOWN OF MAIN CONCEPTS
AS OF DECEMBER 31, 2004 AND 2003
(Thousands of Pesos)

REF S	CONCEPTS	2004		2003	
		Amount	%	Amount	%
3	**CASH AND SHORT TERM INVESTMENTS**	**51,799**	**100**	**70,403**	**100**
46	CASH	-	-	-	-
47	SHORT-TERM INVESTMENTS	51,799	100	70,403	100
18	**DEFERRED ASSETS (NET)**	**272,317**	**100**	**276,003**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	-	-	-	-
49	GOODWILL	210,459	100	212,236	100
50	DEFERRED TAXES	-	-	-	-
51	OTHERS	61,858	100	63,767	100
21	**CURRENT LIABILITIES**	**963,326**	**100**	**956,198**	**100**
52	FOREIGN CURRENCY LIABILITIES	54,088	6	117,976	12
53	MEXICAN PESOS LIABILITIES	909,238	94	838,222	88
24	**STOCK MARKET LOANS**	**-**	**100**	**-**	**100**
54	COMMERCIAL PAPER	-	-	-	-
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	-	-	-	-
56	CURRENT MATURITIES OF BONDS	-	-	-	-
26	**OTHER CURRENT LIABILITIES**	**82,575**	**100**	**91,173**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	-	-	-	-
58	OTHER CURRENT LIABILITIES WITHOUT COST	82,575	100	91,173	100
27	**LONG-TERM LIABILITIES**	**997,735**	**100**	**1,278,773**	**100**
59	FOREIGN CURRENCY LIABILITIES	279,985	28	334,173	26
60	MEXICAN PESOS LIABILITIES	717,750	72	944,600	74
29	**STOCK MARKET LOANS**	**-**	**100**	**-**	**100**
61	BONDS	-	-	-	-
62	MEDIUM TERM NOTES	-	-	-	-
30	**OTHER LOANS**	**-**	**100**	**-**	**100**
63	OTHER LOANS WITH COST	-	-	-	-
64	OTHER LOANS WITHOUT COST	-	-	-	-
31	**DEFERRED LOANS**	**280,431**	**100**	**351,088**	**100**
65	NEGATIVE GOODWILL	-	-	-	-
66	DEFERRED TAXES	280,431	100	351,088	100
67	OTHERS	-	-	-	-
32	**OTHER LIABILITIES**	**26,628**	**100**	**21,220**	**100**
68	RESERVES	26,628	100	21,220	100
69	OTHERS LIABILITIES	-	-	-	-
44	**DEFICIT FROM RESTATEMENT**	**(2,183,118)**	**100**	**(2,094,207)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	-	-	-	-
71	INCOME FROM NON-MONETARY POSITION ASSETS	(2,183,118)	100	(2,094,207)	100

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED BALANCE SHEET

OTHER CONCEPTS

AS OF DECEMBER 31, 2004 AND 2003

(Thousands of Pesos)

REFS	CONCEPTS	2004		2003	
		Amount		Amount	
72	WORKING CAPITAL	1,238,071		1,456,715	
73	PENSIONS FUND AND SENIORITY PREMIUMS	16,059		13,201	
74	EXECUTIVES (*)	16		16	
75	EMPLOYEES (*)	2,376		2,438	
76	WORKERS (*)	2,698		3,076	
77	OUTSTANDING ORDINARY SHARES (*)	422,446,363		421,124,663	
78	REPURCHASED SHARES (*)	9,553,637		10,875,337	
(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS					

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED INCOME STATEMENT

YTD DECEMBER 2004 vs YTD DECEMBER 2003

(Thousands of Pesos)

REF R	CONCEPTS	YTD DECEMBER 2004		YTD DECEMBER 2003	
		Amount	%	Amount	%
1	**NET SALES**	**5,449,471**	**100**	**5,361,973**	**100**
2	COST OF SALES	3,419,895	63	3,254,902	61
3	**GROSS PROFIT**	**2,029,576**	**37**	**2,107,071**	**39**
4	OPERATING EXPENSES	1,609,663	30	1,762,523	33
5	**OPERATING INCOME**	**419,913**	**8**	**344,548**	**6**
6	COMPREHENSIVE FINANCING COST	82,821	2	109,651	2
7	**INCOME AFTER COMPREHENSIVE FINANCING COST**	**337,092**	**6**	**234,897**	**4**
8	OTHER EXPENSE (INCOME)	(16,285)	(0)	12,036	0
9	**INCOME BEFORE TAXES AND PROFIT SHARING**	**353,377**	**6**	**222,861**	**4**
10	RESERVE FOR INCOME TAXES AND PROFIT SHARING	119,201	2	77,293	1
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**234,176**	**4**	**145,568**	**3**
12	EQUTIY IN EARNINGS OF ASSOCIATED COMPANIES	10,546	0	9,788	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS**	**244,722**	**4**	**155,356**	**3**
14	INCOME OF DISCONTINUOUS OPERATIONS	-	-	-	-
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**244,722**	**4**	**155,356**	**3**
16	EXTRAORDINARY ITEMS, NET EXPENSES (INCOME)	42,000	1	-	-
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	90,850	2	-	-
18	**NET INCOME**	**111,872**	**2**	**155,356**	**3**
19	MINORITY INCOME	124,767	2	95,489	2
20	**MAJORITY INCOME**	**(12,895)**	**(0)**	**59,867**	**1**

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS

CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

YTD DECEMBER 2004 vs YTD DECEMBER 2003

(Thousands of Pesos)

REF R	CONCEPTS	YTD DECEMBER 2004		YTD DECEMBER 2003	
		Amount	%	Amount	%
1	**NET SALES**	**5,449,471**	**100**	**5,361,973**	**100**
21	DOMESTIC	5,096,740	94	5,014,104	94
22	FOREIGN	352,731	6	347,869	6
23	TRANSLATED INTO DOLLARS (***)	30,854	1	32,290	1
6	**COMPREHENSIVE FINANCING COST**	**82,821**	**100**	**109,651**	**100**
24	INTEREST EXPENSE	127,951	154	128,717	117
25	FOREING EXCHANGE LOSS	-	-	13,854	13
26	INTEREST INCOME	3,261	4	5,815	5
27	FOREING EXCHANGE GAIN	4,527	5	-	-
28	MONETARY POSITION GAIN	(37,342)	(45)	(27,105)	(25)
42	UDIS RESTATEMENT LOSS	-	-	-	-
43	UDIS RESTATEMENT GAIN	-	-	-	-
8	**OTHER EXPENSE (INCOME)**	**(16,285)**	**100**	**12,036**	**100**
29	OTHER NET EXPENSES (INCOME), NET	(16,285)	100	12,036	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	-	-	-	-
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	-	-	-	-
10	**RESERVE FOR INCOME TAXES AND PROFIT SHARING**	**119,201**	**100**	**77,293**	**100**
32	INCOME TAX	116,761	98	127,070	164
33	DEFERRED INCOME TAX	540	0	(49,777)	(64)
34	WORKERS' PROFIT SHARING	1,900	2	-	-
35	DEFERRED WORKERS' PROFIT SHARING	-	-	-	-

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED INCOME STATEMENT

OTHER CONCEPTS

YTD DECEMBER 2004 vs YTD DECEMBER 2003

(Thousands of Pesos)

REF R	CONCEPTS	YTD DECEMBER 2004 Amount		YTD DECEMBER 2003 Amount	
36	TOTAL SALES	6,005,776		5,932,208	
37	NET INCOME OF THE YEAR	353,821		380,915	
38	NET SALES (**)	5,449,471		5,361,973	
39	OPERATING INCOME (**)	419,913		344,548	
40	MAJORITY NET INCOME (**)	(12,895)		59,867	
41	NET INCOME (**)	111,872		155,356	

(**) LAST TWELVE MONTHS

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

YTD DECEMBER 2004 vs YTD DECEMBER 2003

(Thousands of Pesos)

REF C	CONCEPTS	YTD DECEMBER 2004 Amount	YTD DECEMBER 2003 Amount
1	**NET INCOME**	**111,872**	**155,356**
2	+(-) NON-CASH ITEMS	202,416	86,549
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**314,288**	**241,905**
4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	163,076	(236,491)
5	**NET RESOURCES PROVIDED BY OPERATING ACTIVITIES**	**477,364**	**5,414**
6	CASH FLOW FROM EXTERNAL FINANCING	(396,450)	269,838
7	CASH FLOW FROM INTERNAL FINANCING	(46,535)	(178,398)
8	**NET RESOURCES PROVIDED BY (USED IN) FINANCING ACTIVITIES**	**(442,985)**	**91,440**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(52,983)**	**(193,517)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT TERM INVESTMENTS	(18,604)	(96,663)
11	CASH AND SHORT TERM INVESTMENTS AT THE BEGINNING OF PERIOD	70,403	167,066
12	CASH AND SHORT TERM INVESTMENTS AT THE END OF PERIOD	51,799	70,403

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

YTD DECEMBER 2004 vs YTD DECEMBER 2003

(Thousands of Pesos)

REF C	CONCEPTS	YTD DECEMBER 2004 Amount	YTD DECEMBER 2003 Amount
2	**+(-) NON-CASH ITEMS**	**202,416**	**86,549**
13	DEPRECIATION AND AMORTIZATION	114,099	128,206
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	5,409	4,055
15	+ (-) FOREIGN EXCHANGE LOSS (GAIN)	(4,527)	13,854
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES RESTATEMENT	-	-
17	+ (-) OTHER ITEMS	(24,115)	(59,566)
40	+ (-) OTHER ITEMS NOT RELATED TO EBITDA	111,550	-
4	**CASH FLOW FROM CHANGES IN WORKING CAPITAL**	**163,076**	**(236,491)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	182,818	(59,919)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(237,239)	(133,894)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	90,431	72,755
21	+ (-) INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE	135,530	33,711
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(8,464)	(149,144)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(396,450)**	**269,838**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(119,260)	123,210
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	(277,190)	146,628
25	+ DIVIDEND RECEIVED	-	-
26	+ OTHER FINANCING	-	-
27	(-) BANK FINANCING AMORTIZATION	-	-
28	(-) STOCK MARKET LOANS AMORTIZATION	-	-
29	(-) OTHER FINANCING AMORTIZATION	-	-
7	**CASH FLOW FROM INTERNAL FINANCING**	**(46,535)**	**(178,398)**
30	+ (-) PURCHASES OF COMPANY'S COMMON STOCK	6,100	(2,015)
31	(-) DIVIDENDS PAID	(52,635)	(176,383)
32	+ ADDITIONAL PAID-IN CAPITAL	-	-
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	-	-
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(52,983)**	**(193,517)**
34	+ (-) INVESTMENTS IN COMMON STOCK	-	(34,351)
35	(-) PURCHASES OF PROPERTY, PLANT AND EQUIPMENT	(23,619)	(74,813)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(29,364)	(76,497)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	-	-
38	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	-	-
39	+ (-) OTHER ITEMS	-	(7,856)

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
RATIOS
CONSOLIDATED

REF P	CONCEPTS	YTD DECEMBER 2004		YTD DECEMBER 2003	
	YIELD				
1	NET INCOME TO NET SALES	2.05	%	2.90	%
2	NET INCOME TO STOCKHOLDERS' EQUITY (**)	-0.83	%	3.64	%
3	NET INCOME TO TOTAL ASSETS (**)	2.54	%	3.25	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	87.91	%	43.98	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	33.38	%	17.45	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.24	times	1.12	times
7	NET SALES TO FIXED ASSETS (**)	3.09	times	2.79	times
8	INVENTORIES ROTATION (**)	3.10	times	3.25	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	42	days	54	days
10	INTEREST EXPENSE TO TOTAL LIABILITIES WITH COST (**)	9.34	%	7.27	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	51.49	%	54.63	%
12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.06	times	1.20	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	14.73	%	17.34	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	56.50	%	66.63	%
15	OPERATING INCOME TO INTEREST EXPENSE	3.28	times	2.68	times
16	NET SALES TO TOTAL LIABILITIES (**)	2.40	times	2.06	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.29	times	2.52	times
18	LIABILITIES	1.14	times	1.48	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.97	times	0.93	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	5.38	%	7.36	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	5.77	%	4.51	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	2.99	%	-4.41	%
23	CASH GENERATED (USED) IN OPERATING ACTIVITIES TO INTEREST EXPENSE	3.73	times	0.04	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING ACTIVITIES	89.50	%	295.10	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING ACTIVITIES	10.50	%	-195.10	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	44.58	%	38.66	%
(**) LAST TWELVE MONTHS					

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
DATA PER SHARE

REF D	CONCEPTS	YTD DECEMBER 2004		YTD DECEMBER 2003	
		Amount		Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	($0.03		$ 0.14	
2	BASIC PROFIT PER PREFERENT SHARE (**)	-		-	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	-		-	
4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE(**)	$ 0.58		$ 0.37	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	-		-	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.10		-	
7	EFFECT BY CHANGES IN ACCOUNTING PRINCIPLES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.22		-	
8	BOOK VALUE PER SHARE	$ 3.67		$ 3.91	
9	CASH DIVIDEND ACCUMULATED PER SHARE	-		$ 0.16	
10	STOCK DIVIDEND PER SHARE	-	shares	-	shares
11	MARKET PRICE TO BOOK VALUE	1.44	times	1.02	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(173.63)	times	28.11	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	-	times	-	times

(**) USING LAST TWELVE MONTHS NET INCOME

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED INCOME STATEMENT

4TH. QUARTER 2004 vs 4TH. QUARTER 2003

(Thousands of Pesos)

REF T	CONCEPTS	4TH. QUARTER 2004		4TH. QUARTER 2003	
		Amount	%	Amount	%
1	**NET SALES**	**1,573,005**	**100**	**1,676,611**	**100**
2	COST OF SALES	984,302	63	1,017,847	61
3	**GROSS PROFIT**	**588,703**	**37**	**658,764**	**39**
4	OPERATING EXPENSES	453,873	29	566,530	34
5	**OPERATING INCOME**	**134,830**	**9**	**92,234**	**6**
6	COMPREHENSIVE FINANCING COST	18,962	1	16,366	1
7	**INCOME AFTER COMPREHENSIVE FINANCING COST**	**115,868**	**7**	**75,868**	**5**
8	OTHER EXPENSE (INCOME)	(26,545)	(2)	15,206	1
9	**INCOME BEFORE TAXES AND PROFIT SHARING**	**142,413**	**9**	**60,662**	**4**
10	RESERVE FOR INCOME TAXES AND PROFIT SHARING	34,053	2	19,010	1
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**108,360**	**7**	**41,652**	**2**
12	EQUTIY IN EARNINGS OF ASSOCIATED COMPANIES	6,450	0	8,247	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS**	**114,810**	**7**	**49,899**	**3**
14	INCOME OF DISCONTINUOUS OPERATIONS	-	-	-	-
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**114,810**	**7**	**49,899**	**3**
16	EXTRAORDINARY ITEMS, NET EXPENSES (INCOME)	42,000	3	-	-
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	-	-	-	-
18	**NET INCOME**	**72,810**	**5**	**49,899**	**3**
19	MINORITY INCOME	50,804	3	24,473	1
20	**MAJORITY INCOME**	**22,006**	**1**	**25,426**	**2**

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

4TH. QUARTER 2004 vs 4TH. QUARTER 2003

(Thousands of Pesos)

REF T	CONCEPTS	4TH. QUARTER 2004		4TH. QUARTER 2003	
		Amount	**%**	**Amount**	**%**
1	**NET SALES**	**1,573,005**	**100**	**1,676,611**	**100**
21	DOMESTIC	1,494,060	95	1,582,741	94
22	FOREIGN	78,945	5	93,870	6
23	TRANSLATED INTO DOLLARS (***)	7,277	0	10,265	1
6	**COMPREHENSIVE FINANCING COST**	**18,962**	**100**	**16,366**	**100**
24	INTEREST EXPENSE	37,738	199	28,164	172
25	FOREING EXCHANGE LOSS	-	-	2,549	16
26	INTEREST INCOME	1,209	6	271	2
27	FOREING EXCHANGE GAIN	4,284	23	-	-
28	MONETARY POSITION GAIN	(13,283)	(70)	(14,076)	(86)
8	**OTHER EXPENSE (INCOME)**	**(26,545)**	**100**	**15,206**	**100**
29	OTHER NET EXPENSES (INCOME), NET	(26,545)	163	15,206	126
30	(PROFIT) LOSS ON SALE OF OWN SHARES	-	-	-	-
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	-	-	-	-
10	**RESERVE FOR INCOME TAXES AND PROFIT SHARING**	**34,053**	**100**	**19,010**	**100**
32	INCOME TAX	(10,018)	(29)	59,516	313
33	DEFERRED INCOME TAX	42,171	124	(40,506)	(213)
34	WORKERS' PROFIT SHARING	1,900	6	-	-
35	DEFERRED WORKERS' PROFIT SHARING	-	-	-	-

February 23, 2005

Dear Board Members:

During the fourth quarter of 2004 we obtained important advances in the reestablishment of our operating margins, since expense reductions overtook raw and packaging material increases, compensating in excess the pressures on production costs.

However, we could not surpass the historical level of sales obtained in the fourth quarter of 2003, mainly due to the short supply of sea and agricultural products, which also affected our exports.

Our total net sales during the quarter amounted $1,573.0 million, a 6.2% reduction in real terms when compared to the same period of the year before. Units sold varied from 13.4 to 11.5 million cases, a fall of 14.7% partially influenced by changes in pasta presentations. Measured in tons, the reduction was of 11.0%.

Average prices per ton showed a 5.3% and 1.9% recovery in the quarter and in the year, respectively.

Operating profit for the quarter reached $134.8 million, a 46.2% increase with respect to the same period of the previous year. Likewise, this profit represented 8.6% of sales, 3.1 percentage points more than the margin of the fourth quarter of 2003 due to a 19.9% reduction in operating expenses, which compensated gross profit margin erosion.

EBITDA rose to $156.9 million, a 23.7% increase, while EBITDA margin expanded 240 basis points from 7.6% to 10.0% of sales.

According to our initiatives to improve profitability, we registered one-time charges of $42.0 million net of taxes, related to the suspension of agricultural operations and a foreign subsidiary.

On the other hand, the recognition of Bulletin C-15 "Impairment of the Value of Long-Lived Assets and their Disposal" resulted in a $21.0 million gain after income taxes, thus reflecting a final extraordinary net amount of $21.0 million during the quarter. It is important to mention that these charges did not require cash flow.

As result of the one-time items, net income for the quarter reached $22.0 million, 13.5% less than the amount earned in the fourth quarter of 2003.

Total net sales at December 2004 reached $5,449.5 million, a 1.6% increase with respect to the previous year. Units sold diminished 1.4% while ton sales remained practically the same.

On a cumulative basis, operating income rose to $419.9 million, a 21.9% increase when compared to full year 2003 results. Operating margin represented a 7.7% of sales, 1.3 percentage points more than the margin registered a year ago.
As in the quarter, these improvements were driven by an 8.7% reduction in operating expenses, which compensated raw material price increases.

In consequence, EBITDA for the year reached $534.0 million, a 13.0% increase with respect to the year 2003. Consolidated net income before extraordinary Items was $224.7 million, exceeding by $89.4 million or 57.5% last year's figure.

The final net result for 2004 was a $12.9 million loss derived from extraordinary items and the recognition of bulletin C-15 mentioned previously, both totalizing $111.9 million pesos.

Without considering these non-recurrent charges, majority net income would have been $99.0 million, in other words, an amount 65.3% higher than the figure recorded during 2003.

Bank loans at December 31, 2004 were $1,370.1 million, $314.0 million less than last year's balance, representing an 18.6% reduction in nominal terms.
Of total debt, 27.2% has short-term maturities and 72.8% has long-term maturities. Interest bearing debt maintains an adequate proportion, since 22.8% is denominated in foreign currency while the remaining 77.2% is in Mexican currency.

With no doubts, 2004 was a challenging year.

Weather factors reduced agricultural supply and affected negatively our tuna and sardine activities. The price of most of our commodities such as grains, energy, steel and aluminum, among others, rose significantly; lacking the possibility of passing some of this effect to the market.

Nevertheless, we achieved the original stated objectives, which consisted in increasing operating income and reducing bank loans to improve Grupo Herdez' financial ratios in a considerable way.

These significant advances would have not been possible without the dedication of our people, the support of our suppliers, the trust of our clients, partners and shareholders, but above all, without the preference of our consumers.

Sincerely,

Héctor Hernández-Pons Torres
President and CEO

GRUPO HERDEZ, S. A. DE C. V.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

Figures stated in thousands of Mexican pesos
of December 31, 2004 purchasing power
(except change rates)

NOTE 1 - BASIS FOR CONSOLIDATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The main activities of the company are the establishment, organization, acquisition and promotion of all types of businesses and manufacturing concerns. The company has not employees. The consolidated financial statements include those of Grupo Herdez, S. A. de C. V. (Grupher) and the following subsidiaries:

Company	%	Activity
Herdez, S. A. de C. V. (Herdez)	100%	Manufacture, production, purchase and sale of canned foods and cosmetics, importation and exportation of goods and services, rendering of administrative, accounting, distribution and real estate services. Additionally, it is the majority shareholder of Arpons, S. A. de C. V. (Arpons)
100%,		
		Herimex, S. A. de C. V. (Herimex) 51%, Herport, S. A. de C. V. (Herport) 50%, Hersail, S. A. de C. V. (Hersail) 50%, Grupo Inmobiliario (real estate companies) 100% and Herdez Europa 90%.
Grupo Búfalo, S. A. de C. V. (Grupo Búfalo)	100%	Incorporation, organization, acquisition and promotion of all type of businesses and manufacturing concerns, as well as the purchase and sale of foodstuffs.
Yavaros Industrial, S. A. de C. V. (Yavaros)	100%	Fishing and marine trapping, gathering of agricultural products, industrialization, processing and marketing of marine and agricultural products.

Company	%	Activity
Compañía Comercial Herdez, S. A. de C. V.	(1)	Purchase and sale of canned foods, cosmetics and importation and exportation of goods.
Alimentos Deshidratados del Bajío, S. A. de C. V. (ADB)	100%	Manufacturing, sale and distribution of onion, garlic, vegetable and dehydrated products and holds the 24% of Fórmula Alimenticia, S. A. de C. V.
Almacenadora Herpons, S. A. de C. V. (Almacenadora Herpons)	100%	Construction, acquisition and organization of offices and warehouses for the storage of all kind of goods.
Hersea, S. A. de C. V. (Hersea)	100%	Tuna fishing.
Miel Carlota, S. A. de C. V. (Miel Carlota)	95%	Purchase and sale of honey and related products.
Hormel Alimentos, S. A. de C. V. (Hormel Alimentos)	50%	Purchase, sale, production, distribution, importation and exportation of canned foods.
McCormick de México, S. A. de C. V. (McCormick)	50%	Production of canned foods.
Sociedad de Desarrollo Agrícola H. P., S. A. de C. V. (SDA)	95%	Agricultural, agribusiness and forestry.
Barilla México, S. A. de C. V. (Barilla México)	50%	Purchase, importation, sale and distribution of pasta.
Fábrica de Envases del Pacífico, S. A. de C. V. (FEPSA)	50%	Manufacture, production and sale of cann food

(1) The company incorporated on December 1, 2004 as a result of the spin-off from Herdez on that same date. The capital stock is $32,667.

The financial statements have been prepared by applying accounting principles generally accepted in Mexico, and include the following significant accounting policies, including concepts, methods and criteria relative to the recognition of effects of inflation on the financial information.

a. The financial statements are stated in thousands of Mexican pesos (Ps) of constant purchasing power as of December 31, 2004.

b. All significant intercompany transactions are eliminated for consolidation purposes. The individual financial statements of Grupher as of December 31, 2004 and 2003 are included, in which the investment in subsidiaries (eliminated from consolidation against stockholders' equity of the subsidiaries) is valued by the equity method. Consolidation was carried out on the basis of the audited financial statements of the subsidiaries.

c. Up to December 31, 2003, Grupher and subsidiaries recorded the net book value of acquired shares by means of systematic charges to income for the period over a term of 15 years. However, as from 2004, they opted for advance application of the provisions of Statement B-7, "Business Acquisitions", which establish the purchase method as the only valuation rule for the acquisition of a business. Statement B-7 modifies the accounting treatment of goodwill, eliminating amortization as from the date on which the statement went into effect, and subjecting it to annual impairment rules. Likewise, it provides specific rules for the acquisition of a minority interest and the transfer of assets or the exchange of shares between entities belonging to the same interest group.

d. Marketable securities are stated at cost, which approximates market value.

e. Inventories are expressed at the last purchase price or production cost, which does not exceed market. Cost of sales is determined by the last-in first-out method.

f. Property, plant and equipment and the related accumulated depreciation are restated by applying the National Consumer Price Index (NCPI) in accordance with the Fifth Series of Amendments to Statement B-10 of the Mexican Institute of Public Accountants (MIPA), in the specific case of some fixed asset, they are restated limited to their market value.

   The value of those assets is subject to an annual impairment evaluation. (See Notes 1g. and 5.)

g. Grupher and subsidiaries adopted the provisions of Statement C-15, "Impairment in the value of long-lived assets and their disposal", issued by the Mexican Institute of Public Accountants, which establishes criteria for the identification and, when applicable, the recording of impairment losses or the reduction in value of long-lived tangible and intangible assets, including goodwill. The Grupher and subsidiaries calculations resulting from adoption for the guidelines of that statement at January 1 and December 31, 2004 gave rise to an initial tax effect of Ps90,850, charged to income for the period. Additionally, at the end of the period, a credit effect on income for the period was determined as a result of a reversal, whose effect was Ps21,300. (See Note 5).

h. Up to December 31, 2003, Grupher and subsidiaries recorded trademark rights by restating them on the basis of NCPI factors, and amortized them at annual rates. At December 31, 2004 and 2003, they are shown under other assets in the balance sheet. As from the period ended on December 31, 2004, Grupher and subsidiaries adopted the guidelines established in Statement C-8, "Intangible Assets", and no longer amortized intangible assets corresponding to the trademarks, which were subjected to impairment studies based on expectations for future economic benefits. As a result of those studies, at December 31, 2004, there was no effect to be recorded in income for the period.

i. The company's liabilities and liability provisions recorded in the balance sheet represent present obligations whose settlement is likely to require the use of economic resources. Those provisions have been entered into the accounting records as per management's best reasonable estimation to cover the present obligations. However, actual results could differ from the provisions recorded.

j. Income tax is recorded by the comprehensive method of assets and liabilities, which, in principle, recognizes deferred income tax on all differences between the book and tax values of assets and liabilities.

k. Seniority premiums to which employees are entitled upon termination of employment after 12 years of service, in accordance with the collective labor contract, are recognized as expenses for the year in which the corresponding services are rendered, through contributions to an irrevocable trust fund, based on actuarial studies.

The aforementioned plans are calculated based on the projected unit credit method. Below there is a summary of the main financial data for said plans at December 31, 2004 and 2003.

	December 31,	
	2004	2003
Projected benefit obligation	(Ps75,627)	(Ps70,413)
Plan assets at market value	16,059	11,830
Unamortized prior service cost	29,093	31,559
Unamortized variation in assumptions and actuarial adjustments	3,846	5,805
Projected net liability	(Ps26,629)	(Ps21,219)
Accumulated benefit obligation	(Ps58,009)	(Ps53,142)
Unamortized transition liability	(Ps31,380)	(Ps31,923)
Net cost for the period	Ps 10,177	Ps 9,751

The transition liability is amortized by the straight-line method over the average remaining useful lives of the employees expected to receive the benefits approximately 16 years.

Other compensations based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, are charged to income in the year in which they become payable.

l. Transactions in foreign currency are recorded at the rates of exchange prevailing on the dates they are entered into and/or settled. Assets and liabilities denominated in such currencies are stated at the Mexican peso equivalents resulting from applying the year-end rates. Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled, or the balance sheet dates, are charged or credited to income.

m. The gain or loss on net monetary position represents the effects of inflation, as measured in terms of the NCPI, on monthly net monetary assets and liabilities during the year.

n. The capital stock, subscription premiums and retained earnings represent the value of these items in purchasing power at the end of the year, as measured in terms of the NCPI.

   The premium on share subscription represents the difference between the payment for subscribed shares and the nominal value of those shares.

o. The deficit in the restatement of capital is represented by the cumulative result on net monetary position and the result from holding non monetary assets which represents the amount by which the increase in the restated value of these assets, applying specific costs, exceeded or fell short of inflation, measured in terms of the NCPI.

p. Net income per share is determined based on the weighted average of shares in circulation in accordance with Statement B-14 issued by the MIPA.

q. Comprehensive income is represented by the net income plus the gain or loss from holding non-monetary assets, the translation adjustment arising in connection with foreign subsidiaries, and items required by specific accounting standards to be reflected in stockholders' equity but which do not constitute capital contributions, reductions or distributions. It is restated on the basis of NCPI factors.

Comprehensive income for the years ended December 31, 2004 and 2003, is analyzed as follows:

	December 31, 2004			
	Retained earnings	Deficit in the restatement of capital	Minority interest	Comprehensive income
Net (loss) income	(Ps12,895)		Ps 124,767	Ps 111,872
Loss from holding nonmonetary assets		(Ps88,913)	(4,869)	(93,782)
	(Ps12,895)	(Ps88,913)	Ps 119,898	Ps 18,090

	December 31, 2003			
	Retained earnings	Deficit in the restatement of capital	Minority interest	Comprehensive income
Net income	Ps 59,865	-	Ps 95,489	Ps155,354
Loss from holding nonmonetary assets		(Ps74,137)	(4,723)	(78,860)
	Ps 59,865	(Ps74,137)	Ps 90,766	Ps 76,494

NOTE 2 - FOREIGN CURRENCY:

At December 31, 2004, the exchange rate was Ps11.15 to the US dollar (Ps11.23 at December 31, 2003). At February 4, 2005, date of issuance of the audited financial statements the exchange rate was Ps11.16.

The information which follows is expressed in thousands of US dollars, since this is the currency in which most of the company's and subsidiaries' foreign currency transactions are carried out.

At December 31, 2004 and 2003, the company and its subsidiaries had the following US dollar monetary assets and liabilities:

	Consolidated		Grupher	
	2004	2003	2004	2003
Assets	US 6,481	US 11,602	US 39	US 46
Liabilities	(29,963)	(38,263)	(20,000)	(9,900)
Net short position	(US 23,482)	(US 26,661)	(US 19,961)	(US 9,854)

At December 31, 2004 and 2003, the company and its subsidiaries had the following position with respect to nonmonetary assets of foreign origin or whose replacement cost can be determined only in dollars:

	Consolidated		Grupher	
	2004	2003	2004	2003
Inventories	US 6,822	US 5,337		
Machinery and equipment	100,772	103,012	US1,938	US 1,938
	US 107,594	US 108,349	US1,938	US 1,938

Following is a summary of items exported and imported by the subsidiaries (excluding machinery and equipment for their own use), together with the related income and expenses, in dollars:

	Year ended December 31,	
	2004	2003
Exports of merchandise	US30,854	US32,290
Imports of finished goods	(14,978)	(13,395)
Technical services and royalties	(8,908)	(8,886)
Interest expenses	(626)	(978)
Royalty income	917	832
Net	US 7,259	US 9,863

NOTE 3 - ANALYSIS OF BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

Following are shown the main balances and transactions with the parent company and subsidiaries at December 31, 2004 and 2003.

	Consolidated		Grupher	
	2004	2003	2004	2003
Accounts receivable (payable):				
Hechos con Amor, S. A. de C. V.	(Ps 3,829)	Ps16,943	Ps 3,002	Ps 8,383
Créame, S. A. de C. V.	(308)	1,084		
Herdez Corporation	1,709	1,574		
Herimex Corporation	1,246	1,273		
Empresas H. P., S. A. de C. V.	202	1,145		
Yavaros Industrial, S. A. de C. V.			30,634	70,902
Herdez, S. A. de C. V.			156,519	378
Corporativo Cinco, S. A. de C. V.	282	(1,792)		
McCormick and Company, Inc.	(19,459)	(17,590)	559	593
Herflot, S. A. de C. V.	(3,661)	(521)		
Herflot Tijuana, S. A. de C. V.	71	2,762		
Barilla Alimentare	(4,560)	(14,562)		
Others - Net	41,392	21,909	(1,810)	(2,073)
	Ps13,085	Ps12,225	Ps188,904	Ps78,183

	Year ended December 31,			
	Consolidated		Grupher	
	2004	2003	2004	2003
Transactions:				
Sale (purchase) of fixed assets	(Ps 8,500)	Ps 2,307		
Interest gain	2,313	1,298	Ps 9,727	Ps 4,096
Interest expense		(4)	(8,842)	(2,718)
Service income	18,459	17,899	3,865	946
Rent expense	(38,172)	(39,675)		
Contract work income	(5,920)	(5,905)		
Administrative services	(129,267)	(143,652)		
Freight services	(18,973)	(15,812)		
Packaging services	(18,352)	(18,370)		
Purchase of labels and others materials	(76,656)	(73,213)		
	(Ps275,068)	(Ps 275,127)	(Ps4,750)	(Ps2,324)

At December 31, 2004 and 2003, the total amounts above-mentioned represent 5% and 6% of overall income and overall assets, respectively.

NOTE 4 - ANALYSIS OF INVENTORIES:

	December 31,	
	2004	2003
Finished goods	Ps 535,100	Ps 448,409
Work in process	12,848	16,302
Raw and packaging materials	229,359	227,902
Inventory in the hands of consignee	280,783	269,315
Spare parts	44,721	40,544
	Ps 1,102,811	Ps 1,002,472

NOTE 5 - ANALYSIS OF PROPERTY, PLANT AND EQUIPMENT:

	Consolidated		Grupher	
	2004	2003	2004	2003
Buildings	Ps 664,503	Ps 653,369		
Machinery and equipment	1,652,211	1,768,743	Ps22,395	Ps22,395
Furniture and fixtures	76,699	68,923		
Transportation and stowing equipment	69,795	63,337		
Electronic equipment	57,311	47,019	6,996	7,356
Beehives		3,959		
	2,520,519	2,605,350	29,391	29,751
Less - Accumulated depreciation	(1,041,643)	(1,124,800)	(22,514)	(20,635)
	1,478,876	1,480,550	6,877	9,116
Land	217,133	260,042		
Constructions in progress, machinery in transit and advances to suppliers	69,973	178,672		
	Ps 1,765,982	Ps 1,919,264	Ps 6,877	Ps 9,116

At December 31, 2004, as a result of adopting the provisions of Statement C-15, "Impairment in the value of long-lived assets and their disposal", Grupher and subsidiaries recognized and recorded an initial effect of Ps129,786 for impairment in the fixed assets. Additionally, at the end of the period, a reversal of Ps30,000 before income tax was recognized and recorded.

Below are the above-mentioned effects, by cash-flow-generating entity:

	Value of assets	Impairment loss	Reversal (loss) of the impairment	Value of assets at December 31, 2004
Buildings	$ 689,106	($ 55,603)	$31,000	$ 664,503
Machinery and equipment	1,683,324	(36,505)	5,392	1,652,211
Furniture and fixtures	76,699			76,699
Transportation and slowing equipment	69,795			69,795
Electronic equipment	57,311			57,311
Land	261,203	(37,678)	(6,392)	217,133
Construction in progress, machinery in transit and advance to suppliers	69,973			69,973
	$2,907,411	($129,786)	$30,000	$2,807,625

Recognition of the initial loss from impairment was the result of the significant reduction in the market value of the assets. Additionally, the reversal presented in the calculations at the year-end closing are almost entirely due to the fact that as from the second quarter of 2004, Grupher management modified the mix of its investments in advertising and promotion for the following year, but increased its participation and activity in different points-of-sale, which had a favorable effect on studies of future cash flows.

At December 31, 2004, three ships are under straight leasing agreements. Rent payments for two of the ships are 270,844 dollars, and 144,580 dollars for the third ship. Payments are made on a quarterly basis, and the lease agreement expired in May and November 2007 and 2010, respectively.

NOTE 6 - INVESTMENT IN SUBSIDIARIES AND ASSOCIATED COMPANIES:

Company (1)	Equity	Total	Goodwill
Consolidated subsidiaries:			
Herdez	100%	Ps 215,642	
Compañía Comercial Herdez	100%	429,908	
McCormick	50%	372,055	
Yavaros	100%	1,323	
Grupo Búfalo	100%	115,128	Ps 116,903
ADB	100%	34,759	15,512
Almacenadora Herpons	100%	63,830	23,132
Miel Carlota	95%	16,612	20,047
Hormel Alimentos	50%	66,625	531
Hersea	100%	17,193	
SDA	95%	24,884	
Barilla Mexico	50%	151,507	
Associated companies		79,319	39,644
		Ps 1,588,785	Ps215,769
Associated companies of the subsidiaries		Ps 7,146	Ps 1,526

(1) The financial statements of these companies have been examined by external auditors.

NOTE 7 - BANK LOANS:

Bank loans at December 31, 2004 are analyzed as follows:

Maturity	Average interest rate	Consolidated	Grupher
2006			
Mexican pesos	9.86%	Ps 12,500	
2007			
Mexican pesos	10.16%	280,000	
Dollars	4.91%	33,449	Ps 100,000
2008			
Mexican pesos	8.78%	425,250	
Dollars	3.63%	246,536	222,990
Total long-term loan		Ps 997,735	Ps 322,990

Some loan agreements contain certain obligations for one of the subsidiaries. At December 31, 2004, the subsidiary is in compliance with those covenants.

NOTE 8 - FINANCIAL INFORMATION BY SEGMENT:

Group management issues internal financial information that is used as a base for evaluations and decision-making. Below is the information on sales made abroad, by geographical segment:

	December 31,			
	2004		2003	
	Mexico	USA	Mexico	USA
Net sales	Ps 5,097	Ps 353	Ps 4,989	Ps 377
Operating income	392	28	321	17
Net income	(13)	0	55	4
Depreciation and amortization	107	7	119	78
EBITDA	499	35	442	730
Total assets	4,321	84	4,472	300
Total liabilities	2,121	147	2,496	164

NOTE 9 - STOCKHOLDERS' EQUITY:

At the General Ordinary Stockholders' meeting held on March 19, 2003, it was agreed to pay dividends amounting to Ps68,373 (Ps63,247 nominal value).

Dividends are free from income tax if paid from the after-tax earnings account (CUFIN) and are subject to tax of from 4.62% to 7.69% if they arise from the reinvested CUFIN. Dividends exceeding the CUFIN are subject to tax equivalent to 49.25%, 42.85%, 40.84% and 38.91% if paid in 2004, 2005, 2006 and 2007, respectively. The tax is payable by the company and may be credited against its income tax in the same year or the following two years. Dividends paid from previously taxed profits are not subject to tax withholding or additional tax payment.

In capital reductions, the excess of capital stock over capital contributions, the latter restated in accordance with the procedures specified in the IT Law, are accorded the same tax treatment as dividends.

Below are the nominal value and restatement increment of stockholders' equity components other than capital stock:

	Nominal value	Restatement increment
Retained earnings	Ps1,251,019	Ps1,430,565
Subscription premiums	Ps 43,572	Ps 154,515

During 2004 and 2003, the company repurchased 22,300 and 1,384,400 shares, respectively, of current shares which it had on the Mexican Stock Market for Ps111 (Ps107 nominal value) and Ps5,192 (Ps4,777 nominal value), respectively, which means that Ps23 (Ps22 nominal value) and Ps1,504 (Ps1,385 nominal value), were reduced from the capital stock at December 2004 and 2003.

The capital stock subscribed and paid amounts to Ps422,715 plus a restatement increment of Ps431,031 to express it in Mexican pesos of purchasing power as of December 31, 2004, and is represented by 422,446,363 registered common shares with no par value.

NOTE 10 - INCOME TAX (IT), ASSET TAX (AT), EMPLOYEES' STATUTORY PROFIT SHARING (ESPS) AND TAX LOSS CARRYFORWARDS:

The company and its subsidiaries have been authorized by the Treasury Department to file consolidated IT and AT returns.

The IT and ESPS are not proportional to the results before these entries, due basically to permanent differences which mostly arise from recognition of the effects of inflation on different bases for accounting and tax purposes, nondeductible expenses and depreciation on revaluation values.

As a result to the amendments to the IT Law approved on November 13, 2004, the IT rate will be 30%, 29% and 28% in 2005, 2006 and 2007, respectively.

At December 31, 2004 and 2003, the main temporary differences on which deferred IT is recorded are as follows:

	2004		2003	
	Consolidated	Grupher	Consolidated	Grupher
Estimation for valuing assets and liabilities	(Ps 2,646)	(Ps22,491)	(Ps 42,440)	(Ps22,491)
Inventories	(1,079,760)		(922,756)	
Fixed assets - Net	(604,343)	(3,436)	(719,961)	(4,730)
Advance expenses	(63,567)		(149,067)	
Excess in cost of shares	115,678	137,479	115,586	137,478
Royalties payable abroad	20,966		19,617	
Unamortized tax losses	315,564	10,138	376,351	12,970
Others	25,069		10,466	
	(1,273,039)	121,690	(1,312,204)	123,227
IT rate	29%	29%	33%	33%
	(369,181)	35,290	(433,027)	40,665
Recoverable AT	106,840	2,181	86,206	2,607
Deferred tax	(262,341)	37,471	(346,821)	43,272
Deferred tax arising from reinvested tax profit	(18,091)		(4,267)	
Total deferred taxes	(Ps 280,432)	Ps37,471	(Ps 351,088)	Ps43,272

The company determined tax losses of Ps9,382 and Ps12,970, for the years ended December 31, 2004 and 2003, respectively.

The company incurred in individual AT of Ps2,181 in the year ended December 31, 2004.

NOTE 11 - COLLATERAL GRANTED:

At December 31, 2004 and 2003, Grupher and a subsidiary are guaranteeing bank loans of certain subsidiary and affiliated companies amounting to Ps1,370,117 and Ps1,771,093, respectively.

NOTE 12 - EXTRAORDINARY ITEMS:

As a result of the steps taken by Grupher management in order to make operations and future economic results more efficient, certain operations were identified in 2004, which, after a number of analyses, were considered not to be generating the originally expected results. Management therefore decided to suspend and/or cancel those operations, which are shown in the statement of income as extraordinary items, in view of the fact that they are not considered usual or frequent. Below are extraordinary items net of income tax:

Cancellation of agricultural operations	Ps 40,000 (1)
Effect of suspending subsidiary operations	20,000 (2)
	60,000
Income tax rate	30%
Income tax	Ps 18,000
Extraordinary item net of income tax	Ps 42,000

(1) Corresponds to recognition of the cancellation of operations pertaining to fruit plantations, since those operations failed to generate generally expected results. It was therefore decided to discontinue those operations.

(2) Management decided to suspend the operations of the subsidiary Herdez Europa, S. A., due to the low level of activities.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	ACQUISITION COST	PRESENT VALUE
SUBSIDIARIES					
HERDEZ, S.A. DE C.V.	PRODS ALIMENT ENVAS	300,000,000	100	58,642	215,641
COMPAÑÍA COMERCIAL HERDEZ S.A. DE C.V.	COMERCIALIZ. PRODS ALIMENT ENVAS	326,672,310	100	425,355	429,907
MCCORMICK DE MEXICO, S.A. DE C.V.	PRODS ALIMENT ENVAS	450,000,000	50	163,603	372,054
GRUPO BUFALO, S.A. DE C.V.	PRODS ALIMENT ENVAS	37,000,063	100	38,465	115,128
MIEL CARLOTA, S.A. DE C.V.	PROD MIEL DE ABEJA	135,000,000	95	12,427	16,611
YAVAROS INDUSTRIAL, S.A. DE C.V.	CAPTURA DE ESPECIES MARINAS	33,281,111	100	73,575	1,323
HORMEL ALIMENTOS, S.A. DE C.V.	IMPORT DE PRODS ALIM	1,000,000	50	29,782	66,624
ALMACENADORA HERPONS, S.A. DE C.V.	ALMACENES Y BODEGAS	120,500	100	11,060	63,828
ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V.	PROD VEGET DESHIDRAT	5,388,187	100	35,459	34,758
HERSEA, S.A. DE C.V.	PESCA Y COMERCIALIZACION DE PROD MAR	40,050	100	40,000	17,193
SOCIEDAD DE DESARROLLO AGRICOLA, S.A. DE C.V.	PRODUCC AGROPECUARIA, FORESTAL Y APIC	4,550,000	95	39,775	24,885
BARILLA MEXICO, S.A. DE C.V.	IMPORT DE PASTAS Y SALSAS	117,748,096	50	88,874	151,506
TOTAL INVESTMENT IN SUBSIDIARIES				1,017,017	1,509,458
OTHER AFFILIATES		1	0	53,292	165,591
				53,292	165,591
T O T A L				1,070,309	1,675,049

CREDITS BREAK DOWN
ANNEX 5

Credit Type / Institution	Amortization Date	Interest Rate	Denominated in pesos		Amortization of Credits in Foreign Currency with National Entities (Thousand Pesos)						Amortization of Credits in Foreign Currency with Foreign Entities (Thousand Pesos)					
			Short Term	Long Term	Current Year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year	Current Year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year
BANKS (3)																
BANCOMER	17/01/2005	10	5,000	0												
BANCOMER	31/01/2006	9.86	50,000	12,500												
BANCOMER	17/01/2005	10	10,000	0												
BANCOMEXT	19/12/2008	4.14	0	0			74,330	74,330	74,330							
BBVA BANCOMER ESPAÑA	31/12/2005	3.12	0	0								33,382				
BBVA BANCOMER ESPAÑA	13/07/2008	3.12	0	0									8,328	8,594	6,624	
INBURSA	25/01/2005	10.45	4,000	0												
INBURSA	11/12/2007	9.9	0	50,000												
INBURSA	25/01/2005	10.45	24,000	0												
INBURSA	18/03/2007	10.5	0	100,000												
INBURSA	25/07/2007	4.91	0	0				33,449								
INBURSA	25/01/2005	10.45	20,000	0												
INBURSA	25/01/2005	10.5	15,000	0												
INBURSA	25/01/2005	10.45	15,000	0												
INBURSA	25/01/2005	10.45	29,000	0												
INBURSA	25/06/2008	10.08	0	55,000												
INBURSA	18/03/2007	10.08	0	130,000												
INBURSA 1	01/06/2008	8.35	20,000	80,000												
INBURSA 2	01/06/2008	10.08	20,000	80,000												
INBURSA 3	01/06/2008	9.5	4,000	21,000												
INBURSA 4	01/06/2008	10	14,000	58,000												
IXE	11/01/2005	11	6,000	0												
SCOTIABANK INVERLAT	17/01/2005	10	5,000	0												
SCOTIABANK INVERLAT	17/01/2005	10	28,000	0												
SCOTIABANK INVERLAT 1	30/09/2008	9.3	25,000	68,750												
SCOTIABANK INVERLAT 2	30/06/2008	4.14	25,000	62,500												
SANTANDER SERFIN	13/01/2005	9.6	20,000	0												
TOTAL BANKS			339,000	717,750	0	0	74,330	107,779	74,330	0	0	33,382	8,328	8,594	6,624	0
VARIOS PROVEEDORES			476,517	0							18,845					
TOTAL SUPPLIERS			476,517	0	0	0	0	0	0	0	18,845	0	0	0	0	0
Other Current Liabilities and Credits																
Other Payable Accounts			80,714	0							1,861					
TOTAL			896,231	717,750	0	0	74,330	107,779	74,330	0	20,706	33,382	8,328	8,594	6,624	0

MONETARY POSITION IN FOREIGN CURRENCY

ANNEX 6

	DOLLARS		OTHER CURR.		TOTAL
FOREIGN MONETARY POSITION	TH. DOLL.	TH. PESOS	TH. O.C.	TH. PESOS	TH. PESOS
TOTAL ASSETS	4,078	45,472	2,402	26,787	72,259
TOTAL LIABILITIES	23,984	267,409	5,979	66,665	334,074
SHORT TERM	984	10,970	3,867	43,118	54,088
LONG TERM	23,000	256,439	2,112	23,547	279,986
NET BALANCE	-19,906	-221,937	-3,577	-39,878	-261,815

THE EXCHANGE RATE FOR 1 DOLLAR IS $11.1495

THE EXCHANGE RATE FOR 1 EURO IS $15.2717

INTEGRATION AND CALCULATION OF MONETARY POSITION

ANNEX 7

Month	Monetary Assets	Monetary Liabilities	Monetary Position	Monthly Inflation	Monthly Result
January	2,338,146	3,003,572	-665,425	0.01	4,126
February	2,084,775	2,812,715	-727,941	0.01	4,295
March	1,876,196	2,679,039	-802,843	0.01	2,649
April	1,990,937	2,666,484	-675,547	0.01	1,013
May	2,063,413	2,846,728	-783,315	-0.01	-1,958
June	2,007,470	2,732,951	-725,480	0.01	1,161
July	1,986,189	2,693,194	-707,005	0.01	1,838
August	1,936,409	2,694,552	-758,144	0.01	4,625
September	2,010,784	2,719,010	-708,226	0.01	5,807
October	2,063,251	2,773,887	-710,635	0.01	4,903
November	1,647,110	2,315,796	-668,685	0.01	5,684
December	1,614,717	3,214,263	-1,599,546	0.01	3,199
Actualization:					0
Capitalization:					0
Foreign Corp.:					0
Other					0
T O T A L					37,342

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION %
PLANTA MÉXICO	FAB MAY, MOST, JUGOS Y MERM	11,500	77
PLANTA S.L.P. LA PAZ	FAB MAY, MOST, ESPECIAS, TES	5,000	82
PLANTA S.L.P. INDUSTRIAS	FAB MOLES, SALSAS, FRUTAS	5,500	70
PLANTA S.L.P. DUQUE DE HERDE	FAB PASTAS	19,260	85
PLANTA VERACRUZ	FAB CHILES, FRUTAS, JUGOS	6,000	50
PLANTA ENSENADA	FAB SALSAS, ACEITUNAS	1,500	58
PLANTA YAVAROS	ENLATADO DE SARDINA	800	60
PLANTA CHIAPAS	ENLATADO DE ATÚN	1,000	80
PLANTA VALLEJO	FAB DE CREMAS, JABONES	500	30
CENTRO DISTR MÉXICO	DISTR PROD HERDEZ, D MARIA, MCCORMICK	17,272	95
CENTRO DISTR CHIHUAHUA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,300	90
CENTRO DISTR S.L.P.	DISTR PROD HERDEZ, D MARIA, MCCORMICK	6,420	90
CENTRO DISTR GUADALAJARA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,843	90
CENTRO DISTR MÉRIDA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	1,600	90
CENTRO DISTR TIJUANA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,355	90
CENTRO DISTR MONTERREY	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,204	90
CENTRO DISTR PUEBLA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	5,550	90

MAIN RAW MATERIALS

ANNEX 10

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION %
	GLASS		VITROCRISA		2.21
	BOX		ENVASES Y EMPAQUES DE MEXICO		2.49
	LABEL		LITOPLAS		2.16
	CAP		ALUCAPS MEXICANA		3.49
	TIN PACKAGE		INDUSTRIA METALICA DEL ENVASE		10.81
	BOTTLE		VIDRIERA QUERETARO		10.91
	SEMOLINA		LITOPLAS		0.53
	TETRAPACK		TETRAPAK		0.4
	EGGS		PRORUSA		0.07
	WALL PACKAGE		PAESANO PRINTING		0.4
	SOY OIL		ACEITES CARGILL		9.39

SALES DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SALES

	TOTAL PRODUCTION		NET SALES				
MAIN PRODUCTS	VOLUME	AMOUNT	VOLUME	AMOUNT	MARKET SHARE	TRADEMARKS	CUSTOMERS
SALSAS Y ADEREZOS	18,769	2,004,785	15,673	2,670,068		HERDEZ	CIFRA WALL MART
JUGOS FRUTAS Y POST	6,386	574,083	5,581	613,659		DOÑA MARIA	COMERCIAL MEXICANA
VEGETALES	4,315	373,961	3,589	576,300		MCCORMICK	GIGANTE
MARISCOS Y CARNES	2,310	624,158	2,411	610,037		CARLOTA	SORIANA
VARIOS	124	26,736	260	112,552		YAVAROS	ISSSTE
PASTAS Y SALSAS	10,698	256,226	11,288	514,124		BUFALO	
						BARILLA	
						YEMINA	
T O T A L	42,602	3,859,949	38,802	5,096,740			

	NET SALES			
	VOLUME	AMOUNT		
SALSAS Y ADEREZOS	2,445	267,002	USA	HERDEZ
JUGOS FRUTAS Y POST	118	16,425	CENTROAMERICA	DOÑA MARIA
VEGETALES	641	54,936	SUDAMERICA	BUFALO
MARISCOS Y CARNES	89	13,798	EUROPA	
VARIOS	4	570		
T O T A L		352,731		

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THE MARKET STOCK EXCHANGE CORRESPONDING TO THE PERIOD BETWEEN 1 OF JANUARY TO 31 OF DECEMBER OF 2004 AND ITS COMPARATIVE 2003 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASIS AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

LIC. HÉCTOR HERNÁNDEZ PONS T.
PRESIDENTE Y DIRECTOR GENERAL.

C.P. ERNESTO RAMOS ORTIZ.
DIRECTOR EJECUTIVO DE ADMINISTRACIÓN Y FINANZAS.

MÉXICO, D.F. MAY 03 OF 2005.